Exhibit 2.2

Dated 25 June 2026

H.B. FULLER MEDICAL ADHESIVE TECHNOLOGIES INC.

ADVANCED MEDICAL SOLUTIONS GROUP PLC

CO-OPERATION

AGREEMENT

Contents

	Clause	Page

1	Definitions and Interpretation	1
2	Publication of the Announcement and the Terms of the Acquisition	7
3	Clearances	8
4	Scheme Document	11
5	Implementation of the Acquisition	12
6	Election to make an offer	13
7	Target Share Plans	14
8	Directors’ and Officers' Insurance	14
9	Termination	14
10	Code	15
11	Representations and Warranties	16
12	Costs	17
13	Entire Agreement	17
14	Assignment	17
15	Notices	17
16	Waiver and Remedies	19
17	Agreement not a Partnership nor an Agency Agreement	20
18	Further Assurance	20
19	Counterparts	20
20	Variation	10
21	Severance	20
22	Rights of Third Parties	21
23	Governing Law and Jurisdiction	21

Schedule 1
	Announcement	24

Schedule 2
	Target Share Plans	25

This Co-operation Agreement is made on                                     2026

Between

H.B. Fuller Medical Adhesive Technologies Inc., a corporation incorporated in Delaware with registered number 5560413, whose principal place of business is at 1200 Willow Lake Boulevard, St. Paul, MN. USA (Bidco); and

Advanced Medical Solutions Group plc, a public limited company incorporated in England and Wales with registered number 02867684, whose registered office is at Premier Park, 33 Road One, Winsford Industrial Estate, Winsford, Chesire, CW7 3RT (Target).

Whereas

Bidco is to announce shortly following execution of this Agreement a firm intention to make a recommended offer pursuant to Rule 2.7 of the Code to acquire the entire issued and to be issued share capital of Target.

The Acquisition will be made on the terms and subject to the conditions set out in the Announcement.

The parties intend that the Acquisition will be implemented by way of the Scheme, although Bidco will reserve the right, subject to the terms of this Agreement and the Announcement, to implement the Acquisition by way of a Takeover Offer.

The parties are entering into this Agreement to set out certain obligations and commitments in relation to the implementation of the Acquisition (whether by way of the Scheme or a Takeover Offer).

It is agreed

1	Definitions and interpretation

1.1

In this Agreement (including the recitals but excluding Schedule 1), unless the context otherwise requires, the following terms and expressions shall have the meanings set opposite them. Terms and expressions used in Schedule 1 will have the meanings given to them in Schedule 1:

Acceptance Condition means the acceptance condition to any Takeover Offer;

Acquisition means the proposed acquisition by Bidco of the entire issued and to be issued share capital of Target, to be effected by way of:

(a)	the Scheme; or

(b)	a Takeover Offer (as the case may be);

Acquisition Document means:

(a)	if the Scheme is (or is to be) implemented, the Scheme Document; or

(b)	if a Takeover Offer is (or is to be) implemented, the Offer Document;

Agent has the meaning given in clause 15.1;

Agreed Switch has the meaning given in clause 6.1(a);

AIM means the market of that name operated by London Stock Exchange plc;

AIM Rules means the rules and guidance notes for companies listed on AIM issued by the London Stock Exchange for the time being;

Announcement means the announcement detailing the terms and conditions of the Acquisition to be made pursuant to Rule 2.7 of the Code, in substantially the form set out in Schedule 1;

Bidco Group means Offeror and its subsidiaries and subsidiary undertakings, including Bidco and “member of the Bidco Group” shall be construed accordingly;

Bidco Responsible Persons means the directors of Bidco and any persons who the Panel may require to take, or who may have been agreed with the Panel will take, responsibility for information relating to Bidco and relevant members of the Bidco Group (as applicable) for the purposes of Rule 19.2 of the Code;

Business Day means a day (other than Saturdays, Sundays and public holidays in England) on which banks are open for business in London;

Clearance means any approvals, consents, clearances, permissions, confirmations, comfort letters and waivers that may need to be obtained, all filings that may need to be made and all waiting periods that may need to have expired, from or under any of the Laws, regulations or practices applied by any Regulatory Authority (or under any agreements or arrangements to which any Regulatory Authority is a party), in each case as is necessary and/or (following consultation between the parties) expedient in order for one or more of the Regulatory Conditions to be satisfied;

Code means the City Code on Takeovers and Mergers, as issued for the time being by or on behalf of the Panel;

Companies Act means the Companies Act 2006;

Competing Proposal means (i) any offer (including a partial, exchange or tender offer), merger, acquisition, dual-listed structure, scheme of arrangement, reverse takeover and/or business merger (including an announcement by a third party of a firm intention to make an offer (whether or not subject to the satisfaction or waiver of any pre-conditions) under Rule 2.7 of the Code) the purpose or effect of which is to acquire, directly or indirectly, 30 per cent. or more of the issued and to be issued share capital of Target, (ii) any arrangements or series of arrangements which results in any party acquiring, consolidating or increasing "control" (as defined in the Code) of Target, (iii) the acquisition, directly or indirectly, of all or a significant proportion (being 30 per cent. or more) of the business, assets and/or undertakings of the Target Group calculated by reference to its revenue, profits or market capitalisation taken as a whole, (iv) a demerger, material reorganisation and/or liquidation involving all or a significant proportion (being 30 per cent. or more) of the business, assets and/or undertakings of the Target Group calculated by reference to its revenue, profits or market capitalisation taken as a whole, in each case which is not effected by Bidco or any of its concert parties or at Bidco’s direction or with Bidco’s agreement and whether implemented in a single transaction or a series of transactions and whether conditional or otherwise:

Conditions means:

(a)

for so long as the Acquisition is being implemented by means of the Scheme, the conditions to the implementation of the Acquisition (including the Scheme) as set out in Appendix 1 to the Announcement and to be set out in the Acquisition Document; and

(b)

for so long as the Acquisition is being implemented by means of a Takeover Offer, the terms and conditions referred to in (a) above, as amended by replacing the Scheme Conditions with the Acceptance Condition, and Condition shall be construed accordingly;

Confidentiality Agreement means the confidentiality agreement between Offeror and Target in relation to the Acquisition dated 10 May 2026;

Costs means losses, damages, costs (including reasonable legal costs) and expenses (including taxation), in each case of any nature whatsoever;

Court means the High Court of Justice in England and Wales;

Court Hearing means the hearing by the Court of the petition to sanction the Scheme and to grant the Court Order, and, if such hearing is adjourned, references to the commencement of any such hearing shall mean the commencement of the final adjournment thereof;

Court Hearing Date means the date upon which the Court Hearing is held;

Court Meeting means the meeting(s) of the Scheme Shareholders to be convened by order of the Court pursuant to section 896 of the Companies Act, notice of which will be set out in the Scheme Document, for the purpose of approving the Scheme, including any adjournment thereof;

Court Order means the order(s) of the Court sanctioning the Scheme under section 899 of the Companies Act;

Effective Date means:

(a)	the date on which the Scheme becomes effective in accordance with its terms; or

(b)	if Bidco elects to implement the Acquisition by means of a Takeover Offer, the date that the Takeover Offer becomes or is declared unconditional in accordance with its terms,

and “Effective” shall be construed accordingly;

FCA means the UK Financial Conduct Authority or its successor for the time being;

Group means, in relation to any person, that person and any subsidiaries or subsidiary undertakings of that person, and in respect of Target means the Target Group and in respect of Bidco means the Bidco Group;

Law means any applicable statute, law, rule, regulation, ordinance, code, order, judgment, injunction, writ, decree, directive, policy, guideline, interpretation or rule of common law issued, administered or enforced by any Regulatory Authority, or any judicial or administrative interpretation thereof;

Longstop Date means 25 June 2027, or such later date (if any) as Bidco and Target may agree in writing and (if required) the Panel and the Court may allow;

New Agent has the meaning given in clause 15.1;

Offer Document means, if (following the date of this Agreement) Bidco elects to implement the Acquisition by way of a Takeover Offer, the document to be sent to (among others) Target Shareholders setting out, among other things, the full terms and conditions of the Takeover Offer;

Offeror means H.B. Fuller Company;

Panel means the Panel on Takeovers and Mergers;

Regulatory Information Service means any information service authorised for the time being by the FCA for the purpose of disseminating regulatory announcements;

Regulatory Authority means any central bank, ministry, governmental, quasigovernmental, supranational (including the European Union), statutory, regulatory or investigative body, authority or tribunal (including any national or supranational antitrust, competition or merger control authority, any sectoral ministry or regulator and foreign or national security investment review body), national, state, municipal or local government (including any subdivision, court, tribunal, administrative agency or commission or other authority thereof), any entity owned or controlled by them, any private body exercising any regulatory, taxing, importing or other authority, trade agency, association, institution or professional or environmental body in any jurisdiction;

Regulatory Clean Team Agreement means the regulatory clean team agreement between Bidco and Target in relation to the Acquisition dated 25 June 2026;

Regulatory Conditions means the Conditions set out in paragraphs 3(a) to 3(g) (inclusive) of Part A of Appendix 1 to the Announcement;

Remedies means any conditions, measures, commitments, undertakings, remedies (including any disposal, sale transfer, divestiture, licence, behavioural commitments, whether offered before or following completion of the Acquisition, and any pre-divestiture reorganisations) or assurances (financial or otherwise) offered or required in connection with the obtaining of any Clearances, and Remedy shall be construed accordingly;

Scheme means the scheme of arrangement proposed to be made under Part 26 of the Companies Act between Target and the Scheme Shareholders to implement the Acquisition, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by Target and Bidco;

Scheme Conditions means the Conditions set out in paragraphs 1 and 2 of Part A of Appendix 1 to the Announcement;

Scheme Document means the document to be published and sent to (among others) Target Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and the Target General Meeting;

Scheme Shareholders means the holders of the Scheme Shares;

Scheme Shares has the meaning given in the Announcement;

Switch has the meaning given in clause 6.1;

Takeover Offer means a takeover offer (within the meaning of section 974 of the Companies Act) to be made by or on behalf of Bidco to acquire the entire issued and to be issued share capital of Target on the terms and conditions to be set out in the Offer Document, such offer, including any subsequent revision, amendment, variation, extension or renewal;

Target Board means the board of directors of Target for the time being;

Target Director Adverse Recommendation Change means:

(a)

if Target makes an announcement prior to the publication of the Scheme Document that: (i) the Target Directors no longer intend to make the Target Director Recommendation or intend to adversely modify or adversely qualify such recommendation; (ii) (other than where a Switch has occurred) it will not convene the Court Meeting or the Target General Meeting; or (iii) (other than where a Switch has occurred) it intends not to publish and post the Scheme Document or (if different) the document convening the Target General Meeting, in each case without the prior written consent of Bidco;

(b)	(other than where a Switch has occurred) the Target Director Recommendation is not included in the Scheme Document;

(c)

the Target Directors withdraw or adversely modify or adversely qualify the Target Director Recommendation, provided that the parties agree that the issuance of: (i) any holding statement(s) by Target following a change of circumstances and (ii) any announcement(s) by Target that the Target Directors are considering a possible offer for Target, shall not, in either case, constitute an Target Director Adverse Recommendation Change provided that, in either case (i) or (ii), the relevant statement(s) or announcement(s) (A) contain(s) an express statement that the Target Director Recommendation is not withdrawn, modified or qualified and (B) do(es) not contain a statement that the Target Directors intend to withdrawn, modify or qualify the Target Director Recommendation;

(d)

the Target Directors announce the entry by Target into any transaction which would constitute: (i) a reverse takeover of Target (as defined in the Code); or (ii) except where Bidco has given prior written consent to such transaction, a disposal resulting in a fundamental change to the business of Target, as defined in the AIM Rules;

(e)

if Target makes an announcement that it will delay the convening of, or will adjourn, the Court Meeting or the Target General Meeting to a date which is later than the 22nd day after the expected date of the Court Meeting or Target General Meeting (as relevant) set out in the Scheme Document, in each case without the consent of Bidco, except where such delay or adjournment is solely caused by logistical or practical reasons beyond Target’s reasonable control; or

(f)

if, after the passing of the Target Resolutions, the Target Directors announce that they will not implement the Scheme (other than: (i) in connection with an announcement of an offer or revised offer by Bidco for Target; or (ii) because a Condition has failed or become incapable of fulfilment and Bidco has, with the consent of the Panel, stated that it will not waive such Condition (if capable of waiver by Bidco));

Target Directors means the directors of Target for the time being;

Target Director Recommendation means a unanimous and unqualified recommendation from the Target Directors to Target Shareholders in respect of the Acquisition:

(a)	to vote in favour of the Target Resolutions; or

(b)	if Bidco elects to implement the Acquisition by means of a Takeover Offer in accordance with the terms of this Agreement, to accept the Takeover Offer;

Target General Meeting means the general meeting of Target to be convened in connection with the Scheme, notice of which will be set out in the Scheme Document, including any adjournment thereof;

Target Group means Target and any subsidiaries or subsidiary undertakings of Target and “member of the Target Group” shall be construed accordingly;

Target Remuneration Committee means the remuneration committee of the Target Board;

Target Representative has meaning given to it in clause 11.4;

Target Resolutions means such shareholder resolutions of Target as are necessary to approve, implement and effect the Scheme and the Acquisition, including a shareholder resolution of Target to amend the articles of association of Target by the adoption of a new article under which any Target Shares issued or transferred after the Target General Meeting shall either be subject to the Scheme or (after the Effective Date) shall be immediately transferred to Bidco (or as it may direct) in exchange for the same consideration as would be due under the Scheme;

Target Share Plans has the meaning given in paragraph 2.1 of Schedule 2;

Target Shareholders means the holders of Target Shares for the time being;

Target Shares means the ordinary shares of 5 pence each in the capital of Target;

UK or United Kingdom means the United Kingdom of Great Britain and Northern Ireland; and

Working Hours means 9.30 a.m. to 5.30 p.m. in the relevant location on a Business Day.

1.2	In this Agreement (except where the context otherwise requires) references to:

(a)	subsidiary and subsidiary undertaking have the meanings given in the Companies Act;

(b)	acting in concert and concert parties shall be construed in accordance with the Code;

(c)	interests in securities or interests in shares shall be construed in accordance with the Code;

(d)	procure or a procurement obligation shall include, without limitation, enforcing contractual rights against the person whose actions are being procured;

(e)	any of the masculine, feminine and neuter genders shall include other genders;

(f)	the singular shall include the plural and vice versa;

(g)

the words other, includes, including, in particular and words of similar effect will not limit any general words which precede them and any words which follow them will not be limited in scope to the same class as the preceding words;

(h)

a person shall include a reference to any individual, an individual's executors or administrators, a partnership, a firm, a body corporate (wherever incorporated), an unincorporated association, government, state or agency of a state, local or municipal authority or government body, a joint venture, association, works council or employee representative body (in any case, whether or not having separate legal personality);

(i)

a specific provision of any Law shall include any instrument, order, regulation or direction made or issued under it and shall be construed so as to include a reference to the same as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted and any other Law which that Law or provision re-enacts, in each case for the time being in force on or after the date of this Agreement except to the extent that any amendment or modification made after today's date would increase any liability or impose any additional obligation under this Agreement;

(j)

any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(k)	any time or date shall be construed as a reference to the time or date prevailing in England;

(l)	a day (including within the phrase "Business Day") shall mean a period of 24 hours running from midnight to midnight;

(m)	£, GBP, pounds sterling, Sterling, pence, penny and p are references to the lawful currency for the time being of the United Kingdom;

(n)	any other document referred to in this Agreement is a reference to that other document as amended, varied or supplemented at any time; and

(o)	this Agreement include this Agreement as amended or supplemented in accordance with its terms.

1.3

The headings in this Agreement are for convenience only and shall not affect its meaning. References to a clause, Schedule or paragraph are (unless otherwise stated) to a clause of and Schedule to this Agreement and to a paragraph of the relevant Schedule. The Schedules form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement.

1.4

In construing this Agreement, general words introduced by the word "other" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2	Publication of the Announcement and the terms of the Acquisition

2.1

The obligations of the parties under this Agreement, other than clause 1, this clause 2.1 and clauses 10 to 17 (inclusive) and 19 to 23 (inclusive), shall be conditional on the release of the Announcement via a Regulatory Information Service at or before 5.30 p.m. on the date of this Agreement or such later time and date as the parties may agree (and, where required by the Code, the Panel may approve). Clause 1, this clause 2.1 and clauses 10 to 17 (inclusive) and 19 to 23 (inclusive) shall take effect on and from execution of this Agreement.

2.2

The terms of the Acquisition shall be as set out in the Announcement, together with such other terms as may be agreed by the parties in writing (save in the case of an increase in the cash consideration to be paid to Target Shareholders under the terms of the Acquisition, which will, save as required by the Code or the Panel, be at the absolute discretion of Bidco) and, where required by the Code, approved by the Panel. The terms of the Acquisition at the date of publication of the Acquisition Document shall be set out in the Acquisition Document.

3	Clearances

3.1

Except where otherwise required by Law or a Regulatory Authority, Bidco, after having consulted in good faith and on a timely basis with, and reasonably considering comments from, Target, shall be responsible for determining the strategy to be pursued for satisfying the Regulatory Conditions and dealing with any Regulatory Authority with respect to the Acquisition (whether for the purpose of satisfying the Regulatory Conditions or otherwise).

3.2

Each party undertakes to co-operate with the other party in relation to the Clearances and each party, subject to clause 3.10 below, undertakes to use all reasonable endeavours to secure or to assist to secure (as the case may be) the Clearances as soon as reasonably practicable following the date of this Agreement and in any event in sufficient time to enable the Effective Date to occur by the Longstop Date, provided that Bidco shall not be required to offer, accept, execute or agree (a) any disposal, sale, transfer or divestiture Remedies that relate to any member of the Bidco Group or (b) any Remedies that are adverse to a material extent to the Target Group taken as a whole or the Medical Adhesive Technologies (MAT) business of the Bidco Group, taken as a whole (Regulatory Undertaking Carve-out).

3.3

Without limiting the generality of clause 3.2 above, Bidco shall, subject to the Regulatory Undertaking Carve-out, accept the imposition of, or offer (and not withdraw) and execute, or agree any and all Remedies necessary to obtain the Clearances in sufficient time so as to enable the Effective Date to occur by the Longstop Date.

3.4	Except where otherwise required by Law or a Regulatory Authority, Bidco shall be responsible for the payment of all filing fees required in connection with the Clearances.

3.5	Save to the extent prohibited by Law or any Regulatory Authority:

(a)	Target undertakes to Bidco that it shall provide as soon as reasonably practicable, following any request for the same, such information and assistance as may be reasonably required for:

(i)

Bidco to determine, in consultation with Target, in which jurisdictions any merger control, regulatory or other filing, notification or submission with a Regulatory Authority may be necessary for the purposes of obtaining the Clearances;

(ii)

any filings, notifications or submissions that Bidco (acting reasonably and having consulted Target) considers are necessary to be made to the relevant Regulatory Authorities in connection with the obtaining of the Clearances, taking into account all applicable waiting periods, or for inclusion in any responses to any requests for further information consequent upon such filings, notifications or submissions; and

(iii)

the purposes of obtaining the Clearances (including assistance in connection with such informal or pre-notification contacts with the Regulatory Authorities as Bidco considers desirable or appropriate), in all circumstances only to the extent that Bidco, acting reasonably, requests, having consulted in good faith and on a timely basis with, and reasonably considering comments from, Target; and

(b)

each party undertakes to the other to use all reasonable endeavours to ensure that all information necessary for the making of (or responding to any requests for further information consequent upon) any such filings, notifications, submissions (including draft versions necessary for the purpose of obtaining the Clearances) or that is otherwise required for the purposes of obtaining the Clearances, and that is in the possession of, or is reasonably obtainable by such party (including from third parties through the reasonable exercise of contractual rights) is supplied accurately and as promptly as reasonably practicable.

3.6	For the purposes of clause 3.5, the parties acknowledge that:

(a)

a party shall not be in breach of clause 3.5 as a consequence of any inaccuracies in any information originating from a third party (being a person other than a member, officer or employee of the party's Group);

(b)	legally privileged information does not have to be disclosed unless the disclosing party consents; and

(c)	the provision of information is subject to clause 3.10.

3.7	Except to the extent that to do so is prohibited by Law and subject to clause 3.10:

(a)

to the extent required and reasonably considered necessary or, as may be required by applicable Law, Bidco or Target (as the case may be) shall submit any draft filing, filing, notification or submission (as required) to each Regulatory Authority in connection with obtaining the Clearances, subject to each party complying in full with the obligation in clause 3.7(b), as soon as is reasonably practicable after the signing of this Agreement and in any event within any applicable mandatory time period where it is necessary or expedient to do so to obtain the Clearances;

(b)

each party shall provide in a timely manner such cooperation as is reasonably required by the other party in connection with the preparation of all such filings, notifications or submissions (as required) referred to in clause 3.7(a) and in relation to the preparation of any other submissions, material correspondence or material communications to any Regulatory Authority in connection with the Clearances (including at the pre-notification stage);

(c)

each party shall provide, or procure the provision of, draft copies of all notifications, filings, submissions, material correspondence and material communications (including, in the case of material non-written communications, reasonably detailed summaries of such communications) intended to be submitted, sent or communicated to any Regulatory Authority in relation to obtaining any Clearances (including at the pre-notification stage) to the other party and its legal advisers at such time as will allow the receiving party a reasonable opportunity, taking into account all relevant circumstances, to provide comments on such filings, notifications, submissions, material correspondence and material communications before they are submitted, sent or made and each party shall provide the other party with copies of all such filings, submissions, material correspondence and material communications in the form finally submitted or sent (including, in the case of material non-written communications, reasonably detailed summaries of such communications);

(d)

each party shall have regard in good faith to reasonable comments made in a timely manner by the other party on draft copies of filings, notifications, submissions, material correspondence and material communications provided pursuant to clause 3.7(c);

(e)

each party shall notify the other party (and its advisers), and provide copies (including, in the case of material non-written communications, reasonably detailed summaries of such communications), in a timely manner of any material correspondence or material communication received from any Regulatory Authority in relation to obtaining any Clearance (including at the pre-notification stage);

(f)

each party shall keep the other party (and its advisers) reasonably informed as to the progress of any filing, notification and submission submitted pursuant to clause 3.7(c), including providing reasonable notice, taking into account all relevant circumstances, of any planned meetings, hearings or any material telephone calls with any Regulatory Authority or other persons or bodies relating to obtaining any Clearance and will reasonably consider requests by the other party and/or its advisers: (i) to attend any such meeting, hearing or material call with any Regulatory Authority or other persons or bodies (unless prohibited by any Regulatory Authority, Law or other person or body) relating to obtaining any Clearance (including at the pre-notification stage); and (ii) to make reasonable oral submissions at any such meeting or call (provided such oral submissions have been discussed by the parties in advance); and

(g)

where reasonably requested by a party, and insofar as permitted by the relevant Regulatory Authority, the other party shall make available appropriate representatives for meetings and calls with any Regulatory Authority in connection with the obtaining of any Clearances (including at the pre-notification stage).

3.8

Each party undertakes to keep the other party informed as soon as reasonably practicable of: (i) developments which are material or reasonably likely to be material to the obtaining of a Clearance; and (ii) the satisfaction or waiver of the Regulatory Conditions.

3.9

Each party undertakes not to withdraw a filing, submission or notification made to any Regulatory Authority in connection with obtaining a Clearance without first notifying the other party in advance and seeking input from that other party, such input to be reasonably taken into account before withdrawing the filing, submission or notification.

3.10

The parties agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the Acquisition shall be subject to the terms of the Confidentiality Agreement and the Regulatory Clean Team Agreement, and if a provision of this Agreement obliges a party (the "disclosing party") to disclose any information to the other:

(a)

that is personally identifiable information of a director, partner, officer or employee of the disclosing party or any member of its Group or any of their respective affiliates, unless that information can reasonably be anonymised (in which case the disclosing party shall provide the relevant information on an anonymous basis);

(b)

which the disclosing party reasonably considers to be commercially or competitively sensitive or where disclosure to the other party would reasonably be expected to have a material adverse effect on the disclosing party’s legitimate business interests;

(c)	which the disclosing party is prohibited from disclosing by Law or the terms of an existing contract,

(d)	where such disclosure would result in the loss of privilege that subsists in relation to such information, including legal professional privilege; or

(e)	where such disclosure would result in the relevant information being required to be disclosed to a competing bidder pursuant to Rule 21.3 of the Code,

the disclosing party shall, to the extent permitted by applicable Law (and, if relevant, the Code), disclose the relevant information:

(f)

to the other party pursuant to appropriate arrangements as may be agreed between the parties to ensure compliance with Law (including, as applicable, competition Law and the practices of any Regulatory Authority);

(g)

where deemed appropriate by the disclosing party, to the other party's legal counsel and, to the extent reasonably necessary in connection with any competition Clearance, its other advisers on an “external counsel only” basis (where applicable, in accordance with the requirements of Practice Statement No 30 published by the Panel); or

(h)

where, in the sole discretion of the disclosing party, disclosure in a manner contemplated by this Agreement would be contrary to the disclosing party's interest, directly to a Regulatory Authority (and in such circumstances, the disclosing party may to the extent reasonably practicable provide, or procure the provision of, to the other party a redacted version or summary of such information).

3.11

Nothing in this Agreement shall require either party to disclose to or receive from the other party any information which the disclosing party is prohibited from disclosing or the receiving party is prohibited from receiving by Law or where such disclosure would result in the loss of any privilege that subsists in relation to such information.

4	Scheme Document

4.1	Bidco agrees:

(a)

promptly to provide Target with all such information about itself, its directors, its concert parties and the Bidco Group (and, to the extent required by the Panel, any other person connected with Bidco) as may reasonably be requested and which is required by Target (having regard to the Code and other Law) for inclusion in the Scheme Document (including any information required under the Code or other Law);

(b)

promptly to provide Target with all such other assistance and access as may reasonably be required in connection with the preparation and verification of the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme in each case to the standard required for Target to meet its legal and regulatory obligations in relation to the preparation of the Scheme Document, including access to, and ensuring the provision of reasonable assistance by, Bidco's relevant professional advisers;

(c)

to procure that the Bidco Responsible Persons accept responsibility, in the terms required by the Code, for all the information (including any expressions of opinion) in the Scheme Document and any other document required under the Code or by other Law to be published in connection with the Scheme relating to themselves (and members of their immediate families, related trusts and persons connected with them), their concert parties, Bidco, the Bidco Group, the financing of the Acquisition, information on Bidco's future plans for the Target Group and its management and employees, any statements of opinion, belief, intention or expectation of Bidco in relation to the Acquisition or the Target Group following the Effective Date, and any other information in the Scheme Document for which an offeror is required to accept responsibility under the Code;

(d)

that, if any supplemental circular or document is required to be published in connection with the Scheme or, subject to the prior written consent of Bidco, any variation or amendment to the Scheme, it shall provide such co-operation and information as is reasonably necessary to comply with all regulatory provisions as Target may reasonably request in order to finalise such document; and

(e)

to notify Target if any information provided by or on behalf of Bidco in the Scheme Document or any supplementary circular or document is or has become false or misleading as promptly as reasonably practicable after it becomes aware that such information is or has become false or misleading.

5	Implementation of the Acquisition

5.1	Where the Acquisition is being implemented by way of the Scheme:

(a)	Bidco undertakes that, by no later than 11:59 p.m. on the Business Day immediately preceding the Court Hearing, it shall deliver a notice in writing to Target either:

(i)	confirming the satisfaction or waiver of all Conditions (other than the Conditions referred to in paragraphs 1 and 2.3 of Part A of Appendix 1 to the Announcement); or

(ii)

confirming Bidco's intention to invoke one or more Conditions (if permitted by the Panel) and providing reasonable details of the event which has occurred, or circumstances which have arisen, which Bidco reasonably considers entitle it to invoke such Condition(s) or treat such Condition(s) as unsatisfied or incapable of satisfaction and why, in the case of any Condition to which Rule 13.5(a) of the Code applies, Bidco considers such event or circumstance to be of sufficiently material significance to Bidco in the context of the Acquisition for the Panel to permit it to invoke such Condition(s);

(b)

where Bidco confirms the satisfaction or waiver of all Conditions (other than the Conditions referred to in paragraphs 1 and 2.3 of Part A of Appendix 1 to the Announcement) in accordance with clause 5.1(a), Bidco agrees that Target shall be permitted to take the necessary steps to procure that the Court Hearing is duly held as soon as reasonably practicable thereafter (having regard to the proposed timetable agreed between the parties and included in the Scheme Document or in any subsequent agreed announcement regarding the implementation of the Acquisition); and

(c)	Bidco shall instruct counsel to appear on its behalf at the Court Hearing and undertake to the Court to be bound by the terms of the Scheme, insofar as it relates to Bidco.

5.2

If Bidco becomes aware of any fact, matter, event or circumstance that it reasonably considers would entitle Bidco to invoke (and the Panel would permit Bidco to so invoke) any of the Conditions, Bidco shall (subject to Law) inform Target providing reasonable details promptly following becoming so aware.

6	Election to make an offer

6.1

Bidco and the Target currently intend that the Acquisition will be implemented by way of the Scheme. However, Bidco shall be entitled, with the consent of the Panel, to implement the Acquisition by way of a Takeover Offer, rather than the Scheme (such election being a Switch) only if:

Target provides its prior written consent (an Agreed Switch), in which case clause 6.2 shall apply;

a third party announces a firm intention to make an offer for all or part of the issued and to be issued ordinary share capital of Target (whether including or excluding any Scheme Shares held in treasury);

a Target Director Adverse Recommendation Change occurs; or

without prejudice to clause 6.1(c), any of the circumstances set out in Note 2 on Section 8 of Appendix 7 of the Code applies with respect to the Acquisition.

6.2	In the event of any Agreed Switch, unless otherwise agreed with Target or required by the Panel, Bidco and the Target agree that:

the provisions of this Agreement shall apply to a Takeover Offer mutatis mutandis, such that all references to the Scheme shall be construed as references to the Takeover Offer, with such modifications as the context may require;

the parties shall consult with each other and, where practicable, agree the content of any announcements or circulars to be published via a Regulatory Information Service in relation to any Agreed Switch (including the Offer Document) prior to its publication;

the Acceptance Condition shall be set at 75 per cent. of the Target Shares to which the Offer relates;

no statement shall be made by or on behalf of either party that the Takeover Offer may become or has become unconditional as to acceptances or otherwise be accelerated, except where all Conditions (other than the acceptance condition) have been (or are in the relevant statement stated as being) satisfied or waived (if capable of waiver) in accordance with this Agreement;

Bidco shall not declare the Takeover Offer unconditional prior to the 60th day after publication of the Offer Document (or such later date as may be the last date for the Offer to be declared unconditional including, without limitation, by publishing an acceptance condition invocation notice under Rule 31.6 of the Code) (Day 60) unless all of the remaining Conditions either: (i) have been satisfied or waived (if capable of waiver); or (ii) are reasonably expected to be satisfied or waived (if capable of waiver) prior to the last date permitted under Rule 31.1 of the Code;

if at any time following the publication of the Offer Document, it is reasonably expected that any outstanding Condition is not likely to be satisfied or waived (if capable of waiver) prior to the last date permitted under Rule 31.1 of the Code, Bidco shall, before the 30th day after the publication of the Offer Document (or such later date as Target may agree) (Day 30), consult with Target and the Panel as to whether the offer timetable should be suspended in accordance with Rule 31.4(a) of the Code or, if Day 30 has passed, Day 60 should be extended under Rule 31.3 of the Code and, if so, seek the consent of the Panel to such suspension or extension to a date agreed with Target and the Panel provided always that such date shall be no later than the Long Stop Date;

Bidco shall not take any action which would cause the Takeover Offer not to proceed, to lapse or to be withdrawn, in each case for non-fulfilment of the Acceptance Condition, prior to Day 60, and Bidco shall ensure that the Offer remains open for acceptances until such time; and

Bidco shall keep Target informed, on a confidential basis and within one Business Day following receipt of a written request from Target, of the number of Target Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly or invalidly completed their acceptance or withdrawal forms, the identity of such shareholders and the number of Target Shares to which such forms relate.

7	Target Share Plans

The provisions of Schedule 2 shall apply in respect of the Target Share Plans.

8	Directors’ and officers' insurance

8.1

If and to the extent that such obligations are permitted by Law, for six (6) years after the Effective Date, Bidco shall procure that the members of the Target Group honour and fulfil their respective obligations (if any) existing as at the date of this Agreement to indemnify their respective directors and officers and to advance reasonable and properly incurred expenses, in each case with respect to matters existing or occurring at or prior to the Effective Date.

8.2

Bidco acknowledges that Target may purchase directors' and officers' liability insurance cover for both current and former directors and officers of the Target Group, including directors and officers who retire or whose employment is terminated as a result of the Acquisition, for acts and omissions up to and including the Effective Date, in the form of runoff cover for a period of six (6) years following the Effective Date. Such insurance cover shall be with reputable insurers and provide cover, in terms of amount and breadth, substantially equivalent to that provided under the Target Group's directors' and officers' liability insurance as at the date of this Agreement.

9	Termination

9.1	Subject to clauses 9.2 and 9.3, this Agreement shall terminate with immediate effect and all rights and obligations of the parties under this Agreement shall cease, as follows:

(a)	if agreed in writing between the parties;

(b)

if the Announcement is not released by 5.30 p.m. on the date of this Agreement (unless, prior to that time, the parties have agreed another time and date in accordance with clause 2.1, in which case that later time and date will apply for the purposes of this clause 9.1(b));

(c)	upon service of written notice by or on behalf of Bidco to Target prior to the Longstop Date stating that either:

(i)

any Condition which has not been waived is (or has become) incapable of satisfaction by the Longstop Date and, notwithstanding that Bidco has the right to waive such Condition, Bidco will not do so; or

(ii)	any Condition which is incapable of waiver is incapable of satisfaction by the Longstop Date,

in each case in circumstances where the invocation of the relevant Condition (or confirmation that the Condition is incapable of satisfaction, as appropriate) has been permitted by the Panel;

(d)	if:

(i)	a Competing Proposal is announced, which is recommended by the Target Directors;

(ii)	a Competing Proposal completes, becomes effective or is declared or becomes unconditional;

(iii)	a Target Director Adverse Recommendation Change occurs; or

(iv)

the Scheme is not approved by the requisite majority of Target Shareholders at the Court Meeting, or the relevant Target Resolutions are not passed by the requisite majority of Target Shareholders at the Target General Meeting, or the Court refuses to sanction the Scheme;

(e)

if prior to the Longstop Date the Acquisition (whether implemented by way of the Scheme or a Takeover Offer) is withdrawn, terminated or lapses in accordance with its terms (and, where required, with the permission of the Panel), unless such lapse or withdrawal:

(i)	is as a result of the exercise of Bidco's right to effect a Switch; or

(ii)

is followed within five (5) Business Days by an announcement under Rule 2.7 of the Code made by Bidco or a person acting in concert with Bidco to implement the Acquisition by a different offer or scheme on substantially the same or improved terms; or

(f)	unless otherwise agreed by the parties in writing, if the Effective Date has not occurred on or before the Longstop Date.

9.2	Termination of this Agreement shall be without prejudice to the rights of the parties which have arisen prior to termination, including any claim in respect of a breach of this Agreement.

9.3	The following provisions shall survive termination of this Agreement: clauses 12 to 17 (inclusive), clauses 19 to 23 (inclusive), this clause 9 and all related provisions of clause 1.

10	Code

10.1

Nothing in this Agreement shall in any way limit the parties' obligations (or the obligations of the parties' respective boards of directors or other members of their respective groups) under the Code, and any uncontested rulings of the Panel as to the application of the Code in conflict with the terms of this Agreement shall take precedence over such terms of this Agreement.

10.2

The parties agree that, if the Panel determines that any provision of this Agreement that requires Target to take or not to take any action, whether as a direct obligation or as a condition to any other person's obligation (however expressed), is not permitted by Rule 21.2 of the Code, that provision shall have no effect and shall be disregarded.

10.3	Nothing in this Agreement shall oblige Target or the Target Directors (or any of them) to recommend a Takeover Offer or a Scheme proposed by Bidco or any member of its Group.

10.4

Without prejudice to the representations and warranties given by the parties pursuant to clause 11, nothing in this Agreement shall be taken to restrict the directors of any member of the Bidco Group or the directors of any member of the Target Group from complying with their duties under Law, orders of court or regulations and the requirements of any regulatory or supervisory body having authority over the relevant company, including the Code, the AIM Rules and the rules and regulations of the Panel and the FCA.

11	Representations and warranties

11.1	Each party represents and warrants to the other party on the date of this Agreement that:

(a)	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

(b)	this Agreement constitutes its binding obligations in accordance with its terms; and

(c)	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(i)	result in any breach of any provision of its constitutional documents;

(ii)	result in a breach of, or constitute a default under, any instrument which is material in the context of the Acquisition to which it is a party or by which it is bound; or

(iii)	result in a breach of any order, judgment, or decree of any court or governmental agency to which it is a party or by which it is bound.

11.2

Bidco represents and warrants to Target as at the date of this Agreement that it has received all necessary corporate and/or shareholder approvals required in order to enter into and perform its obligations pursuant to this Agreement.

11.3

No party shall have any claim against any other party pursuant to clause 11.1 or clause 11.2 for misrepresentation or breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

11.4

Bidco acknowledges and agrees that any information and/or assistance provided by Target, any member of the Target Group, any of the Target Directors or any officer, employee or adviser of the Target Group (each a Target Representative) to Bidco, any member of the Bidco Group and/or or any of their respective directors, officers, employees or advisers, whether before, on or after the date of this Agreement:

(a)	pursuant to the obligations of Target or any member of the Target Group under or otherwise in connection with this Agreement; or

(b)	in connection with the Acquisition,

shall in each case be given on the basis that the relevant Target Representative shall not incur any liability, whether in contract, tort (including negligence) or otherwise, nor owe any duty of care, in respect of any loss or damage that Bidco, any member of the Bidco Group or any of their respective directors, officers, employees or advisers may suffer as a result of the provision of any such information and/or assistance (save, in each case for loss or damage resulting from the fraud or fraudulent misrepresentation of the relevant Target Representative).

12	Costs

Except as otherwise expressly provided in this Agreement, each party shall bear its own Costs relating to the negotiation, preparation, execution and performance of this Agreement or otherwise in connection with the Acquisition. Without prejudice to the foregoing, Bidco shall be responsible for paying the Panel’s document charges in respect of the Acquisition.

13	Entire agreement

13.1

Without prejudice to the terms of the Announcement or the Acquisition Document, this Agreement and the Confidentiality Agreement constitute the entire agreement between the parties in respect of the Acquisition and supersede and extinguish all previous drafts, agreements, arrangements and understandings and any representations and/or warranties previously given or made, whether in writing or not, relating to the Acquisition.

13.2	Each party acknowledges that in entering into this Agreement it is not relying upon any pre-contractual statement that is not set out in this Agreement or the Confidentiality Agreement.

13.3

No party shall have any right of action against any other party to this Agreement arising out of or in connection with any pre-contractual statement except to the extent that it is repeated in this Agreement or the Confidentiality Agreement.

13.4

For the purposes of this clause, pre-contractual statement means any draft, agreement, undertaking, representation, warranty, promise, assurance or arrangement of any nature whatsoever, whether or not in writing, relating to the subject matter of this Agreement or the Confidentiality Agreement made or given by any person at any time prior to the entry into of this Agreement.

13.5	Nothing in this Agreement shall limit any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

14	Assignment

Unless otherwise expressly provided in this Agreement, no party shall be entitled to assign, transfer, grant any encumbrance over, create any trust in respect of, or deal in any way with the benefit or burden of, any of its rights under this Agreement without the prior written consent of the other party.

15	Notices

Bidco irrevocably appoints H.B. Fuller U.K. Manufacturing Limited (FAO General Counsel, H.B. Fuller U.K. Manufacturing Limited, Globe Lane Industrial Estate, Outram Road, Dukinfield, Cheshire, SK16 4XE) (Agent) as its agent to accept service of process in England and Wales in relation to any document initiating or otherwise connected with any court proceedings arising out of or in connection with this Agreement, whether the proceedings are in England or elsewhere. If such Agent ceases to be able to act under this clause 15.1 or ceases to have an address in England and Wales, Bidco irrevocably agrees to appoint a replacement process agent (New Agent) reasonably acceptable to the Target and after such appointment, reference to the Agent in this clause will be read as reference to the New Agent and to give to the Target notice of such appointment within 10 Business Days.

Any notice to be given by one party to the other party in connection with this Agreement shall be in writing in English and signed by or on behalf of the party giving it. It shall be delivered by hand, e-mail, registered post or courier to the address or email address specified for the relevant party in clause 15.4. Any such document will be validly served on Bidco by being so sent to the Agent or left at the Agent's address set out in this clause 15, whether or not forwarded to or received by Bidco. Without affecting the effectiveness of service under any other method set out in this clause 15, service of such process upon the Agent at its address given in clause 15.4 or elsewhere within the jurisdiction of the courts of England and Wales for the time being in force will constitute good service on Bidco.

15.1	A notice shall be effective upon receipt and shall be deemed to have been received:

(a)	at the time of delivery, if delivered by hand, registered post or courier or

(b)	at the time of transmission if delivered by e-mail in the absence of any delivery failure notification.

Where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day.

15.2	The addresses and e-mail addresses of the parties for the purpose of clause 15.1 are:

(a)	In respect of notices to Bidco:

Address:	P.O. Box 64683, St. Paul, Minnesota 55164-0683, U.S.A.

E-mail:	HBF.Legal@hbfuller.com and Gregory.Ogunsanya@hbfuller.com

For the attention of:	Gregory Ogunsanya, General Counsel

With a copy (which shall not constitute notice) to:

Address:	Ashurst LLP, London Fruit and Wool Exchange, 1 Duval Square, London E1 6PW

E-mail:	karen.davies@ashurst.com and colin.bugler@ashurst.com

For the attention of:	Karen Davies and Colin Bugler

In respect of notices to Agent:

Address:	Outram Road, Global Lane Industrial Estate, Dukinfield, Cheshire, SK16 4XE

E-mail:	HBF.Legal@hbfuller.com and Gregory.Ogunsanya@hbfuller.com

For the attention of:	Gregory Ogunsanya, General Counsel

With a copy (which shall not constitute notice) to:

Address:	Ashurst LLP, London Fruit and Wool Exchange, 1 Duval Square, London E1 6PW

E-mail:	karen.davies@ashurst.com and colin.bugler@ashurst.com

For the attention of:	Karen Davies and Colin Bugler

(b)	In respect of notices to Target:

Address:	Premier Park, 33 Road One, Winsford Industrial Estate, Winsford, Cheshire CW7 3RT

E-mail:	chris.meredith@admedsol.com and simon.swain@admedsol.com

For the attention of:	Chris Meredith

With a copy (which shall not constitute notice) to:

Address:	Addleshaw Goddard LLP, One St Peter’s Square, Manchester M2 3DE

E-mail:	roger.hart@addleshawgoddard.com

For the attention of:	Roger Hart

15.3	Each party shall notify the other party in writing of any change to its details in clause 15.4 from time to time.

16	Waiver and remedies

16.1	No failure or delay by a party or time or indulgence given in exercising any right or remedy under or in relation to this Agreement shall operate as a waiver of the same.

16.2	No single or partial exercise of any right or remedy shall preclude any further exercise of the same or the exercise of any other right or remedy.

16.3

No waiver of any particular breach of the provisions of this Agreement shall (unless the terms of the waiver expressly provide otherwise) operate as a waiver of any continuation or repetition of such breach.

16.4

No waiver by any party of any requirement of this Agreement, or of any remedy or right under this Agreement, shall have effect unless given in writing and signed by such party. Any such waiver shall only have effect in favour of the party to whom it is addressed and in the instance and for the purpose for which it is given.

16.5

Unless otherwise provided in this Agreement, the rights and remedies under this Agreement shall be in addition to and without prejudice to all other rights and remedies, whether provided by Law or otherwise.

16.6

Without prejudice to any other rights or remedies that the other party may have, each party acknowledges and agrees that damages may not be an adequate remedy for any breach by it of this Agreement and that accordingly the other party may be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by any party and no proof of special damages shall be necessary for the enforcement by any party of the rights under this Agreement.

17	Agreement not a partnership nor an agency agreement

No provision of this Agreement is intended to, or shall be deemed to, establish a partnership between the parties or any of them, constitute any party the agent of another party, nor authorise any party to make or enter into any commitments for or on behalf of any other party.

18	Further assurance

At the cost of the requesting party, each party shall (and shall procure that members of its Group shall and shall use reasonable endeavours to procure that any necessary third party shall) execute such documents and do such acts and things as the requesting party may reasonably require for the purpose of giving the full benefit of this Agreement to the requesting party.

19	Counterparts

19.1	This Agreement may be executed in any number of counterparts, but no counterpart shall be effective until each party has executed at least one counterpart.

19.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts together shall constitute one and the same agreement.

19.3	Delivery of a counterpart of this Agreement by e-mail attachment shall be an effective mode of delivery.

20	Variation

20.1	No variation of this Agreement shall be effective unless it is in writing and signed by or on behalf of each of the parties.

20.2	If this Agreement is varied:

(a)	the variation shall not constitute a general waiver of any provisions of this Agreement;

(b)	the variation shall not affect any rights, obligations or liabilities under this Agreement that have already accrued up to the date of variation; and

(c)	the rights and obligations of the parties under this Agreement shall remain in force, except as, and only to the extent that, they are varied.

21	Severance

21.1

If any provision of this Agreement is or becomes illegal, void, invalid or unenforceable (in whole or in part) under the Law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability of that provision under the Law in any other jurisdiction or of the remainder of this Agreement.

21.2

If any illegal, void, invalid or unenforceable provision of this Agreement would be lawful, valid and enforceable if some part or parts of it were deleted, such provision shall apply with the minimum deletion(s) necessary to make it legal, valid and enforceable.

22	Rights of third parties

22.1

Each of the persons to whom clauses 8.1, 8.2 and/or 11.4 applies may under the Contracts (Rights of Third Parties) Act 1999 enforce the terms of clauses 8.1, 8.2 and/or 11.4 (as applicable). This right is subject to:

(a)

the rights of the parties to rescind or vary this Agreement without the consent of any other person, except that any variation or rescission of clauses 8.1, 8.2 and/or 11.4 shall require the consent of each third party referred to in such clauses; and

(b)	the other terms and conditions of this Agreement.

22.2	Except as set out in clause 22.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

23	Governing law and jurisdiction

23.1	This Agreement and any non-contractual obligations arising out of or in connection with this Agreement shall be governed by, and interpreted in accordance with, English law.

23.2

The English courts shall have exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Agreement, including disputes arising out of or in connection with:

(a)	the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement; and

(b)	any non-contractual obligations arising out of or in connection with this Agreement.

23.3	For these purposes, each party irrevocably submits to the jurisdiction of the English courts and waives any objection to the exercise of such jurisdiction.

IN WITNESS whereof this Agreement has been entered into on the date first written above.

Signed by James J. East	)
duly authorised for and on behalf of	)
H.B. Fuller Medical Adhesive Technologies Inc.	)	/s/ James J. East

Signed by Chris Meredith	)
duly authorised for and on behalf of	)
Advanced Medical Solutions Group plc	)	/s/ Chris Meredith

Announcement

[Intentionally omitted]

Target Share Plans

1	General matters

1.1

Bidco and Target intend that the following arrangements and acknowledgments will, subject to the Scheme being sanctioned by the Court on the Court Hearing Date, apply to the Target Share Plans and bonus arrangements.

1.2

In the event that the Acquisition is effected as a Takeover Offer, any reference in this Schedule 2 to the Court Hearing Date will be read as if it referred to the date on which the Takeover Offer becomes or is declared unconditional in all respects.

2	Outstanding Awards

2.1	The Target Group currently operates the following share plans pursuant to which employees of the Target Group may acquire Target Shares:

(a)	the Advanced Medical Solutions Group plc Deferred Bonus Plan 2014 (DBP);

(b)	the Advanced Medical Solutions Group plc Long Term Incentive Plan 2014 (LTIP);

(c)	the Advanced Medical Solutions Group plc 2009 Executive Share Option Scheme (ESOS);

(d)	the Advanced Medical Solutions Group plc Share Option Plan 2019 (GSOP);

(e)	the Advanced Medical Solutions Group plc 2010 Company Share Option Plan (CSOP);

(f)	the Advanced Medical Solutions Group plc 2006 Share Incentive Plan (SIP) (previously named the Advanced Medical Solutions Group plc 2006 Deferred Share Bonus (Approved) Plan); and

(g)	the Advanced Medical Solutions Group plc 2006 Employee Share Purchase Plan (ESPP) (previously named the Advanced Medical Solutions Group plc 2006 Deferred Share Bonus (Unapproved) Plan),

(together, the Target Share Plans).

2.2

Target intends to grant awards under and in accordance with the rules of the LTIP on or following the date of this Agreement (the New Awards). The anticipated number of Target Shares subject to such New Awards is 824,945.

2.3

As at the date of this Agreement, the maximum number of Target Shares that may be acquired pursuant to outstanding awards granted under the Target Share Plans (Existing Awards) and the New Awards (the New Awards together with the Existing Awards being the Outstanding Awards) is as follows:

Name of Plan	Target Shares subject to Outstanding Awards
DBP	96,093
LTIP	6,496,600
ESOS	578,343
GSOP	6,452,313
CSOP	200,131
ESPP	3,458,622
Total	17,282,102

2.4

Target confirms that, save for the New Awards, no member of the Target Group currently intends to grant any awards under the Target Share Plans or any other share plan or incentive arrangement other than at a time and level consistent with Target's normal practice.

2.5	In addition, there are a total of 1,395,945 Target Shares in issue that are allocated to participants in the SIP (SIP Shares).

2.6

Matching awards will continue to be made after the date of this Agreement in respect of a maximum of approximately 16,327 Target Shares per month pursuant to existing investment commitments under the ESPP and the SIP. As the actual number of Target Shares to be purchased (and matched) will be determined by reference to the prevailing share price at the date of each relevant future purchase, the actual number of Target Shares is expected to be lower than the maximum approximate number stated above.

2.7

Target confirms that dividend equivalents are payable in respect of Outstanding Awards under the DBP. The estimated total value of such dividend equivalents is £2,978 and such dividend equivalents shall be settled in cash.

2.8

Bidco acknowledges that, before the Effective Date, subject always to Rule 21.1 of the Code, Target may continue to operate the Target Share Plans in accordance with the rules of the relevant plan, Target normal practice and any other applicable terms (including, without limitation, any remuneration rules, policies or regulations).

2.9	Bidco and Target acknowledge that:

(a)

the Scheme Record Time (as defined in the Announcement) shall take place at such a time after the Court Hearing Date, to allow those participants in the Target Share Plans who acquire Target Shares on or before the Court Hearing Date to have those Target Shares acquired by Bidco pursuant to the Scheme;

(b)

Target may amend the rules of the Target Share Plans if the Target Directors (or the Target Remuneration Committee) are of the opinion that such amendments are necessary or desirable to implement the Scheme, to facilitate the treatment of Outstanding Awards in connection with the Scheme, to facilitate the administration of the Target Share Plans or to obtain or maintain favourable tax treatment for participants or Target provided that before making any such amendments, Target will consult with Bidco for the purposes of securing any necessary consents from the Panel for the purposes of Rule 21.1 of the Code; and

(c)

the approval of Target Shareholders will be sought for an amendment to the articles of association of Target, the effect of which will be that any Target Share issued after the Scheme Record Time will be automatically transferred to, or to the order of, Bidco in exchange for the provision by Bido of the same consideration due to Target Shareholders under the Scheme.

2.10

Bidco acknowledges that Target may make any submission to the Panel which it deems necessary to implement the arrangements referred to in this Schedule 2 and will keep Bidco fully and promptly informed of any such submissions.

3	DBP

3.1	Bidco and Target acknowledge that:

(a)

pursuant to the rules of the DBP, if the Scheme is sanctioned by the Court at the Court Hearing, the Target Remuneration Committee shall notify every participant in the DBP of the event (DBP Notification);

(b)

to the extent unvested, Outstanding Awards granted under the DBP will, in consequence of the Transaction and in accordance with participants’ contractual rights under the rules of the DBP, vest in full on the date the Scheme is sanctioned by the Court at the Court Hearing; and

(c)

Outstanding Awards granted under the DPB will remain exercisable until the date falling one month after the DBP Notification, following which such Outstanding Awards shall lapse to the extent not exercised.

4	LTIP

4.1	Bidco and Target acknowledge that:

(a)

pursuant to the rules of the LTIP, if the Scheme is sanctioned by the Court at the Court Hearing, the Target Remuneration Committee shall notify every participant in the LTIP of the event (LTIP Notification);

(b)

to the extent unvested, Outstanding Awards granted under the LTIP will, in consequence of the Transaction and in accordance with participants’ contractual rights under the rules of the LTIP, vest (to the extent determined by the Target Remuneration Committee) on the date the Scheme is sanctioned by the Court at the Court Hearing;

(c)	the Target Remuneration Committee has determined that:

(i)	any corporate performance conditions applicable to Outstanding Awards under the LTIP would be treated as satisfied in full; and

(ii)	Outstanding Awards under the LTIP would vest as a result of the Acquisition on the following basis:

(A)	Outstanding Awards granted in 2024 and 2025 would vest in full;

(B)	Outstanding Awards granted in 2026 would vest on a pro rated basis, such that they will vest as to 40% of the maximum number of Target Shares subject to them; and

(d)

Outstanding Awards granted under the LTIP that are structured as options will remain exercisable until the date falling one month after the LTIP Notification, following which such Outstanding Awards shall lapse.

5	ESOS

5.1	Bidco and Target acknowledge:

(a)	all Outstanding Awards granted under the ESOS are currently exercisable;

(b)

Outstanding Awards granted under the ESOS will remain exercisable until the date falling three months after the date the Scheme is sanctioned by the Court, following which such Outstanding Awards shall lapse.

5.2

The exercise price of Outstanding Awards granted under the ESOS in 2018 and 2019 (Underwater ESOS Awards) is in excess of the consideration per Target Share due to Target Shareholders under the Scheme. Therefore, the parties expect that the Underwater ESOS Awards will not be exercised within the relevant exercise period (following which the Underwater ESOS Awards will lapse in accordance with the rules of the ESOS), and the parties agree that Bidco will not make proposals under Rule 15 of the Code to the holders of the Underwater ESOS Awards.

6	GSOP

6.1	Bidco and Target acknowledge that:

(a)	pursuant to the rules of the GSOP, if the Scheme is sanctioned by the Court at the Court Hearing, the Target Remuneration Committee shall notify every participant in the GSOP of the event;

(b)

to the extent unvested, Outstanding Awards granted under the GSOP will, in consequence of the Transaction and in accordance with participants’ contractual rights under the rules of the GSOP, vest and become exercisable (to the extent determined by the Target Remuneration Committee) on the date the Scheme is sanctioned by the Court at the Court Hearing;

(c)

the Target Remuneration Committee has determined that any performance conditions applicable to Outstanding Awards under the GSOP would all be satisfied in full and all Outstanding Awards would vest and become exercisable in full as a result of the Acquisition; and

(d)

Outstanding Awards granted under the GSOP will remain exercisable until, at the latest, the date falling one month (or 20 days, in the case of company share option plan options granted under the schedule to the GSOP) after the date the Scheme is sanctioned by the Court, following which such Outstanding Awards shall lapse.

6.2

The exercise price of Outstanding Awards granted under the GSOP in 2022 (Underwater GSOP Awards) is in excess of the consideration per Target Share due to Target Shareholders under the Scheme. Therefore, the parties expect that the Underwater GSOP Awards will not be exercised within the relevant exercise period (following which the Underwater GSOP Awards will lapse in accordance with the rules of the GSOP), and the parties agree that Bidco will not make proposals under Rule 15 of the Code to the holders of the Underwater GSOP Awards.

7	CSOP

7.1	Bidco and Target acknowledge:

(a)	under the rules of the CSOP, all Outstanding Awards are currently exercisable;

(b)

Outstanding Awards granted under the CSOP will remain exercisable until the date falling one month after the date the Scheme is sanctioned by the Court, following which such Outstanding Awards shall lapse.

7.2

The exercise price of Outstanding Awards granted in 2018 and 2019 under the CSOP (Underwater CSOP Awards) is in excess of the consideration per Target Share due to Target Shareholders under the Scheme. Therefore, the parties expect that the Underwater ESOS Awards will not be exercised within the relevant exercise period (following which the Underwater CSOP Awards will lapse in accordance with the rules of the CSOP), and the parties agree that Bidco will not make proposals under Rule 15 of the Code to the holders of the Underwater CSOP Awards.

8	ESPP

8.1	Bidco and Target acknowledge that:

(a)

matching shares subject to Outstanding Awards granted under the ESPP will, in consequence of the Transaction and in accordance with participants’ contractual rights under the rules of the ESPP, be released (to the extent determined by the Target Remuneration Committee) on the date the Scheme is sanctioned by the Court at the Court Hearing; and

the Target Remuneration Committee has determined that the matching shares subject to Outstanding Awards granted under the ESPP would be released on the following basis:

Outstanding Awards granted in 2024 and 2025 would be released in full;

Outstanding Awards granted in 2026 would be released as to 40% of the maximum number of Target Shares subject to them.

9	SIP

9.1

Bidco acknowledges and agrees that, prior to the date of the Court Hearing (or such earlier date as Target may determine), the acquisition of partnership shares under the SIP may continue in accordance with Target’s normal practice and timetable, and Target may award matching shares for no consideration to SIP participants in accordance with Target’s normal practice and timetable.

9.2	All SIP Shares will be acquired by Bidco pursuant to the Scheme.

10	General

10.1	Any Target Shares which are issued, in satisfaction of the vesting or exercise of an Outstanding Award or New Award:

(a)	prior to the Scheme Record Time, will be acquired by Bidco pursuant to the Scheme;

(b)	following the Scheme Record Time, will be acquired by Bidco pursuant to the new articles of association of Target adopted pursuant to the Target Resolutions.

11	Share plan communications

11.1

Subject to applicable confidentiality, legal and regulatory requirements, Bidco shall make appropriate proposals to the participants in the Target Share Plans, where and as required under Rule 15 of the Code, such proposals to reflect the treatment set out in paragraphs 3 to 8 above.

11.2

Letters (which may be in electronic form) will be sent to participants in the Target Share Plans on, or as soon as practicable after, the posting of the Scheme Document to inform them of the impact of the Scheme on the Outstanding Awards and, where relevant, the proposals being made to them by Bidco under Rule 15 of the Code.

12	Cashless exercise

Bidco and Target agree that arrangements will be put in place to ensure that any Outstanding Awards may vest or be exercised by participants in the Target Share Plans on a “cashless basis” such that any exercise price, income tax and National Insurance contributions payable by such participants will be funded through a deduction from the consideration payable to them under the Acquisition.

13	EBT

As at the date of this Agreement, the Target Employee Benefit Trust (EBT) holds 3,221,907 Target Shares and £778.73 in cash (Trust Cash). Bidco and Target agree that the trustee of the EBT will be requested to use the Target Shares it holds to satisfy any Outstanding Awards that vest or are exercised in connection with the Acquisition, and to use the Trust Cash either to pay any outstanding expenses or liabilities of the Trust or the Trustee or, to the extent necessary, to subscribe for new Target Shares to satisfy Outstanding Awards.

14	Bonus arrangements

14.1

Bidco acknowledges and agrees that before the Effective Date, the Target Group will carry out annual (or other periodic) pay reviews, pay negotiations, appraisals, recruitment and promotions in the ordinary course of business and consistent with normal Target practice.

14.2	Bidco acknowledges that for Target Employees:

(a)	the Target Group operates annual bonus arrangements that are conditional on financial and/or individual performance;

(b)	for the Target financial year in which the Effective Date occurs:

(i)

bonus determinations for the period from the start of the relevant financial year up to the Effective Date will be undertaken by the relevant member of the Target Group or the Target Remuneration Committee (as relevant) based on performance to the Effective Date, and time pro rated by reference to the period up to the Effective Date as a proportion of the full financial year;

(ii)	any such bonus shall be paid wholly in cash by the relevant member of the Target Group as soon as practicable after the Effective Date.

(c)

bonus determinations for the period from the day after the Effective Date to the end of the relevant financial year will be undertaken shortly after the end of the relevant financial year consistent with normal Target Group practice in the ordinary course of business based on existing performance conditions (or, where existing performance conditions are no longer appropriate after the Effective Date, such performance conditions that are established after the Effective Date consistent with normal Target Group practice).